ASE TEST LIMITED                                                October 8, 2001
--------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE

Contact in Asia Pacific:
Jeffrey Chen, Chief Financial Officer
Tel.        886-2-8780-5489              Mobile  886-920-189-608
Fax.        886-2-2757-6121              email:  jeffrey_chen@asek.asetwn.com.tw

Contact in the US:
Richard C. Wei, CFO, ISE Labs
Tel.        408-567-4383                       email:     rwei@iselabs.com

Thomson Financial/Carson:
In Asia Pacific:      Mylene Kok        65-879-9881        mylene.kok@tfn.com.sg
In the US:            Daniel Loh        212-701-1998       dan.loh@thomsonir.com
--------------------------------------------------------------------------------

               ASE TEST LIMITED ANNOUNCES SEPTEMBER 2001 REVENUES

Taipei, Taiwan, R.O.C., OCTOBER 8, 2001 - ASE Test Limited (Nasdaq : ASTSF) today announces that its unaudited consolidated September 2001 net revenues were US$21.42 million. Compared to prior periods, the September figure represented a drop of 49% year-over-year and an increase of 6% sequentially.

CONSOLIDATED MONTHLY NET REVENUES (UNAUDITED)

--------------------------------------------------------------------------------
                  September    August    September       YoY     Sequential
(US$000)               2000      2001         2001    Change         Change
--------------------------------------------------------------------------------
Net Revenues         42,066    20,221       21,418      -49%             6%
--------------------------------------------------------------------------------

HISTORICAL CONSOLIDATED MONTHLY NET REVENUES (UNAUDITED)

-----------------------------------------------------------------------------------------------------------------
(US$000)            Jan. `01   Feb. `01   Mar. `01   Apr. `01   May `01   Jun. `01  Jul. `01  Aug. `01  Sep. `01
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
Net Revenues          36,699     32,044     34,433     23,609    22,320     21,407    18,887    20,221    21,418
-----------------------------------------------------------------------------------------------------------------

CONSOLIDATED QUARTERLY NET REVENUES (UNAUDITED)

ASE Test's net revenues for the three months ending September 2000, June 2001, and September 2001 are set forth in the table below. The Company expects to announce its 3Q01 results on October 23, after the US markets close.

--------------------------------------------------------------------------------
                         3Q        2Q           3Q       YoY     Sequential
(US$000)               2000      2001         2001    Change         Change
--------------------------------------------------------------------------------
Net Revenues        120,778    67,337       60,527      -50%           -10%
--------------------------------------------------------------------------------